UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gogoro Inc.

(Name of Issuer)

Ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

G9491K 105

(CUSIP Number)

Mr. Horace Luke

11F, Building C

No. 225, Section 2, Chang’an E. Rd.

SongShan district, Taipei City 105, Taiwan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Yi Gao, Esq. Simpson

Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

+852-2514-7600

June 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G9491K 105

1.	Names of Reporting Persons. Horace Luke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 9,491,298(1)
	8.	Shared Voting Power 9,164,011(2)
	9.	Sole Dispositive Power 9,491,298(1)
	10.	Shared Dispositive Power 9,164,011(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,655,309
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) ordinary shares held by Innovative Creations LLC and Mr. Luke and (ii) ordinary shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. See Item 5 for further details.

(2)

Represents (i) ordinary shares held by Polymath Limited, Joy Billion Holdings Limited and Ms. Nine and (ii) ordinary shares that Ms. Nine has the right to acquire pursuant to the terms of the share options held by her. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke. See Item 5 for further details.

(3)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 278,183,375 ordinary shares of the Issuer issued and outstanding as of June 7, 2024, as determined based on the records of the Issuer, (ii) 1,181,250 ordinary shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him and (iii) 4,550 ordinary shares that Ms. Nine has the right to acquire pursuant to the terms of the share options held by her.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2023, as amended by Amendment No. 1 thereto filed with the SEC on January 10, 2024 (the “Prior Schedule 13D,” and as amended by this Amendment No. 2, this “Schedule 13D”), on behalf of Mr. Horace Luke, a citizen of the United States. Except as amended and supplemented herein, the information set forth in the Prior Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Prior Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2, 3 and 6 of the Prior Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, (i) 7,877,601 Ordinary Shares were held by Innovative Creations LLC, (ii) 3,938,801 Ordinary Shares were held by Polymath Limited, (iii) 3,938,801 Ordinary Shares were held by Joy Billion Holdings Limited, (iv) 432,447 Ordinary Shares were held by Mr. Luke, (v) 1,281,859 Ordinary Shares were held by Ms. Nine, (vi) 1,181,250 Ordinary Shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him and (vii) 4,550 Ordinary Shares that Ms. Nine has the right to acquire pursuant to the terms of the share options held by her. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke. Until the vesting of the restricted shares described above, holders thereof do not have voting or dispositive power over such restricted shares.

The Reporting Person may be deemed to beneficially own, in the aggregate, 6.7% of the Ordinary Shares, calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The percentage of the Ordinary Shares beneficially owned is calculated based on (i) 278,183,375 ordinary shares of the Issuer issued and outstanding as of June 7, 2024, as determined based on the records of the Issuer, (ii) 1,181,250 ordinary shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him and (iii) 4,550 ordinary shares that Ms. Nine has the right to acquire pursuant to the terms of the share options held by her.

(c) The information set forth in Items 3 and 6 of the Prior Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares of the Issuer beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2024

HORACE LUKE

By:	/s/ Horace Luke